

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Biao (Luke) Lu
Chief Executive Officer
Color Star Technology Co., Ltd.
800 3rd Ave, Suite 2800
New York NY 10022

> **Re: Color Star Technology Co., Ltd.**
> **Registration Statement on Form F-1**
> **Filed December 11, 2020**
> **File No. 333-251315**

Dear Mr. Lu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elizabeth Fei Chen